SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934

ARCHSTONE ALTERNATIVE SOLUTIONS FUND
 (Name of Issuer)

ARCHSTONE ALTERNATIVE SOLUTIONS FUND
 (Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
 (Title of Class of Securities)

N/A
 (CUSIP Number of Class of Securities)

Rinarisa Coronel DeFronze, Esq.
Archstone Alternative Solutions Fund
 360 Madison Avenue
20th Floor
New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
 (212) 715-9522

December 15, 2016
(Date Tender Offer First Published,
 Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $4,540,000 (a)	Amount of Filing Fee: $526.19 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1. SUMMARY TERM SHEET.

As stated in the offering documents of Archstone Alternative Solutions Fund (the “Fund”), the Fund is offering to purchase shares of beneficial interest in the Fund (a “Share” or “Shares,” as the context requires) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund a Shareholder desires to tender), less any Repurchase Fee (defined below). The offer to purchase Shares (the “Offer”) will remain open until 12:00 midnight, Eastern time, on January 17, 2017, (the “Expiration Date”) unless the Offer is extended. The net asset value of the Shares will be calculated for this purpose 75 days after the Expiration Date (the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of Shares during the Fund’s audit for its fiscal year ending March 31, 2017, which the Fund expects will be completed by the end of May 2017 and the audited net asset value will be used to determine the final amount to be paid for tendered Shares, less any Repurchase Fee.

Shareholders may tender all of their Shares or a portion of their Shares (defined as a specific dollar value or as a number of Shares). Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the unaudited net asset value of the Shares tendered (valued in accordance with the Fund’s Agreement and Declaration of Trust, as the same may be amended (the “Trust Agreement”) and the Fund’s Prospectus (the “Prospectus)), less any Repurchase Fee (defined below) determined as of the Valuation Date. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares being purchased (subject to adjustment upon completion of the annual audit of the Fund’s financial statements), less any Repurchase Fee. This amount will be the value of the Shareholder’s Shares (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date, less any Repurchase Fee.

Promptly after the expiration of a repurchase offer, Shareholders whose Shares are accepted for repurchase will each be given a Note by the Fund representing the Fund’s obligation to pay a cash amount equal to the value of the repurchased Shares as of the Valuation Date, less any Repurchase Fee (defined below). The Note will entitle the repurchasing Shareholder to receive an initial cash payment equal to 90% of the value of the repurchased Shares, less any Repurchase Fee. Consistent with the terms of the Note, this initial cash payment on the Note is typically paid within 30 days from the Valuation Date. The final cash payment on the Note, representing the remaining 10% of the value of the repurchased Shares, will be made following the completion of the audit of the financial statements as of the end of the fiscal year in which the Valuation Date occurred. This final cash payment effectively functions as an “audit holdback” such that following the completion of the audit, if the Fund’s net asset value as of the Valuation Date has not been adjusted, the repurchasing Shareholders would simply receive a final cash payment equal to 10% of the value of the repurchased Shares as of the Valuation Date. In the event the completion of the audit results in an upward adjustment to the Fund’s net asset value as of the Valuation Date, the repurchasing Shareholders will receive a payment equal to 10% of the repurchased shares as of the Valuation Date. However, if this upward adjustment represents a change of more than half of one percent from the valuation used to determine the amount of the initial cash payment on the Note, then each repurchasing shareholder will receive a payment equal to the difference between (i) 100% of the value of the repurchased Shares using the adjusted valuation and (ii) the amount of the initial cash payment received by the Shareholder. In the event the completion of the audit results in a downward adjustment to the Fund’s net asset value as of the Valuation Date, each repurchasing Shareholder will receive a payment equal to the difference between (i) 100% of the value of the repurchased Shares using the adjusted valuation and (ii) the amount of the initial cash payment received by the Shareholder. If the Fund accepts the tender of all or a portion of a Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings (which the Fund currently does not expect to do).

The Offer remains open to Shareholders until 12:00 midnight, Eastern time, on January 17, 2017, the expected Expiration Date. Until this time, Shareholders have the right to change their minds and withdraw the tenders of their Shares. Shareholders will also have the right to withdraw tenders of their Shares at any time after February 14, 2017, if such Shares have not yet been accepted for purchase by the Fund, through March 31, 2017.

Unless otherwise instructed on the cover letter to this Offer, a Shareholder who would like the Fund to purchase all or a portion of its Shares, should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to Archstone Alternative Solutions Fund c/o UMB Fund Services, Inc., 235 W. Galena Street, Milwaukee, WI 53212, or (ii) fax it to UMB Fund Services, Inc. (“UMB”) at (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on January 17, 2017. If the Shareholder chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to UMB promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern time, on January 17, 2017). Shareholders who are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all or a portion of their Shares. Such Shareholders must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Of course, the value of the Shares will change between October 31, 2016, (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date. Shareholders may obtain the estimated net asset value of their Shares, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the portfolio funds in which it invests, by contacting UMB, at (844) 449-4900 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).

Please note that just as each Shareholder has the right to withdraw the tender of its Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on March 31, 2017. Also realize that, although the Offer expires on January 17, 2017, a Shareholder that tenders all of its Shares will remain a Shareholder in the Fund notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase through the Valuation Date. Accordingly, the value of tendered Shares will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund’s investment program.

ITEM 2. ISSUER INFORMATION.

(a) The name of the issuer is Archstone Alternative Solutions Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 360 Madison Avenue, 20th Floor, New York, NY 10017, and the telephone number is 1-844-449-4900.

(b) The title of the securities that are the subject of the Offer is Shares of beneficial interest or portions thereof in the Fund. As of the close of business on October 31, 2016 there was approximately $22,691,616 outstanding in net assets of the Fund, represented by Shares (based on the estimated unaudited net asset value of such Shares). Subject to the conditions set forth in the Offer, the Fund will purchase up to approximately 20% of the net assets of the Fund that are tendered by Shareholders and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Trust Agreement and Prospectus.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person is Archstone Alternative Solutions Fund. The Investment Adviser of the Fund is A.P. Management Company, LLC (the “Adviser”). The principal executive office of the Fund and the Adviser is located at 360 Madison Avenue, 20th Floor, New York, NY 10017, and the telephone number is 1-844-449-4900. The Fund’s Trustees are Joseph Pignatelli and Anthony Artabane. Their address is Archstone Alternative Solutions Fund, 360 Madison Avenue, 20th Floor, New York, NY 10017

ITEM 4. TERMS OF THIS TENDER OFFER.

(a) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to approximately 20% of net assets of the Fund (or approximately $4,540,000) that are tendered by Shareholders and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern time, on January 17, 2017 or any later date as corresponds to any extension of the offer, in each case, the Expiration Date.

(ii) The purchase price of Shares tendered to the Fund for purchase will be their net asset value as of the Valuation Date, less any Repurchase Fee (defined below) due to the Fund. A 5.00% early repurchase fee (the “Repurchase Fee”) payable to the Fund will be assessed to any Shareholder that tenders its shares (or portion thereof) to the Fund during the first eleven months following such Shareholder’s initial investment in the Fund (regardless of which class of Shares).

Shareholders may tender all of their Shares or a portion of their Shares defined as a specific dollar value or as a number of Shares. Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be given a Note promptly after the acceptance of such Shares. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements), less any Repurchase Fee due to the Fund. This amount will be the value of the Shareholder’s Shares (or the portion thereof being purchased) determined as of the Valuation Date, less any Repurchase Fee, and will be based upon the unaudited net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. Promptly after the expiration of a repurchase offer, Shareholders whose Shares are accepted for repurchase will each be given a Note by the Fund representing the Fund’s obligation to pay a cash amount equal to the value of the repurchased shares as of the Valuation Date, less any Repurchase Fee. The Note will entitle the repurchasing Shareholder to receive an initial cash payment equal to 90% of the value of the repurchased Shares, less any Repurchase Fee. Consistent with the terms of the Note, this initial cash payment on the Note is typically paid within 30 days from the Valuation Date. The final cash payment on the promissory Note, representing the remaining 10% of the value of the repurchased Shares, will be made following the completion of the audit of the financial statements as of the end of the fiscal year in which the Valuation Date occurred. This final cash payment effectively functions as an “audit holdback” such that following the completion of the audit, if the Fund’s net asset value as of the Valuation Date has not been adjusted, the repurchasing Shareholders would simply receive a final cash payment equal to 10% of the value of the repurchased Shares as of the Valuation Date. In the event the completion of the audit results in an upward adjustment to the Fund’s net asset value as of the Valuation Date, the repurchasing Shareholders will receive a payment equal to 10% of the repurchased shares as of the Valuation Date. However, if this upward adjustment represents a change of more than half of one percent from the valuation used to determine the amount of the initial cash payment on the Note, then each repurchasing shareholder will receive a payment equal to the difference between (i) 100% of the value of the repurchased Shares using the adjusted valuation and (ii) the amount of the initial cash payment received by the Shareholder. In the event the completion of the audit results in a downward adjustment to the Fund’s net asset value as of the Valuation Date, each repurchasing Shareholder will receive a payment equal to the difference between (i) 100% of the value of the repurchased Shares using the adjusted valuation and (ii) the amount of the initial cash payment received by the Shareholder. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the Fund’s fiscal year (March 31st).

Repurchases of Shares from Shareholders by the Fund, may be paid in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. However, the Fund does not expect to distribute securities in-kind except in the unlikely event that the Fund does not have sufficient cash to pay for Shares that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or Shareholders not tendering shares for repurchase. (Any in-kind distribution of securities will consist of marketable securities traded on an established securities exchange (valued in accordance with the Fund’s valuation procedures), which will be distributed to all tendering shareholders on a pari passu basis.).

A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Shareholders that will be sent in connection with the Fund’s acceptance of tenders of Shares, are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern time, January 17, 2017.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the close of business on the Valuation Date, which is 75 days after the Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) A tender of Shares may be withdrawn at any time before 12:00 midnight, Eastern time, January 17, 2017 and, if such Shares have not yet been accepted for purchase by the Fund, at any time between February 14, 2017 and March 31, 2017.

(vii) Unless otherwise instructed on the cover letter to this Offer, Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to Archstone Alternative Solutions Fund c/o UMB Fund Services, Inc., 235 W. Galena Street, Milwaukee WI 53212, or fax a completed and executed Letter of Transmittal to UMB, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to UMB by certified mail, return receipt requested, or by facsimile transmission. A Shareholder choosing to fax a Letter of Transmittal to UMB must also send or deliver the original completed and executed Letter of Transmittal to UMB promptly thereafter. Shareholders who are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to tender Shares. Such Shareholders must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal must be timely received by UMB at Archstone Alternative Solutions Fund c/o UMB Fund Services, Inc., 235 W. Galena St., Milwaukee WI 53212, or the fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling UMB at the telephone number indicated on page 2 of the Offer. Shareholders who, pursuant to Item 4(a)(vii) of this Offer, are required to provide specific instructions to their financial intermediary to tender Shares should also contact their financial intermediary directly for instructions on withdrawing their tender. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the Expiration Date by following the procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder’s Shares.

(ix) If more than approximately 20% of the net assets of the Fund are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase. In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

(x) The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases for Shares are made by new and existing Shareholders on January 1, 2017 and thereafter from time to time.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from which Shares are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Shareholder generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Shareholder exceeds such Shareholder’s then-adjusted tax basis in such Shareholder’s Shares. A Shareholder’s basis in such Shares will be adjusted for income, gain or loss allocated (for tax purposes) to such Shareholder for periods prior to the purchase of such Shares. Cash distributed to a Shareholder in excess of the adjusted tax basis of such Shareholder’s Shares is taxable as a capital gain or ordinary income, depending on the circumstances. A Shareholder that has all of its Shares purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Shareholder’s then-adjusted tax basis in such Shareholder’s Shares.

As part of the Emergency Economic Stabilization Act of 2008, the Fund is required to report to Shareholders and the Internal Revenue Service the “cost basis” of Shares and the character of realized gains and losses attributable to Shares acquired by a Shareholder on or after January 1, 2012 (“Covered Shares”) and subsequently repurchased. These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan. The “cost basis” of a Share is generally its purchase price adjusted for dividend reinvestments, return of capital, and other corporate actions. Cost basis is used to determine whether a sale of the Shares results in a gain or loss. If a Shareholder has Covered Shares repurchased during any year, then the Fund will report the cost basis of such Covered Shares to the IRS and the Shareholder on Form 1099-B. The Fund permits Shareholders to elect from among several IRS-accepted cost basis methods to calculate the cost basis in their Covered Shares. If a Shareholder does not affirmatively elect a cost basis method, then the Fund’s default cost basis calculation method, which is currently the Average Cost method, will be applied to their account. The cost basis method elected or applied may not be changed after the settlement date of a sale of Shares. If a Shareholder hold Shares through a broker, the Shareholder should contact that broker with respect to the reporting of cost basis and available elections for their account. Investors are urged to consult their own tax advisors regarding specific questions about application of the new cost basis reporting rules and, in particular, which cost basis calculation method to elect.

(b) To the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any executive officer, Trustee or other affiliate of the Fund pursuant to the Offer.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES.

The Fund’s Prospectus and the Trust Agreement, which were provided to each Shareholder in advance of subscribing for Shares, provide that the Fund’s Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders four times each year, effective as of the last day of each calendar quarter. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Trustee of the Fund or any person controlling the Fund or controlling the Adviser or any Trustee of the Fund; and (ii) any person, with respect to Shares. The Fund commenced operations on October 1, 2015 and has made one previous offer to purchase shares from shareholders.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set forth in the Prospectus and the Trust Agreement.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept purchases for Shares as of the first business day of each month , or more or less frequently in the sole discretion of the Board of Trustees.

(c) None of the Fund, the Adviser or the Board of Trustees has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares on the first business day of each month and from time to time in the discretion of the Fund), or the disposition of Shares; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the current members of the Board of Trustees, or in the management of the Fund including, but not limited to, any plans or proposals to change the term of members of the Board of Trustees or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Trust Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Shares are not traded in any market, Sections (6), (7) and (8) of Regulation M-A § 229.1006 (c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed approximately 20% of the Net Assets of the Fund (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b) None of the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Shares, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Shareholders, or from the proceeds of the sale of securities and portfolio assets held by the Fund. Notwithstanding the foregoing, the Fund has established a line of credit agreement with Credit Suisse International. The limit of the line of credit is $8,000,000. The interest rate is 3-month LIBOR plus 1.65%, and the facility matures in October 2017. The agreement is subject to customary covenants and any borrowings are secured by most assets of the Fund. The line of credit is used primarily for short term borrowings for investment purposes (e.g., investments in portfolio funds pending receipt of investor subscriptions or withdrawals from portfolio funds), and may also be used to meet repurchase requests, and/or for cash management purposes. In addition, until the Fund raises approximately $25 million of investments in its Shares, the Fund expects to use its line of credit (subject to the limits on borrowings set forth below) so as to maintain sufficient asset scale to implement its investment program in a desirable manner. During this initial, temporary period, the Fund would, in effect, be leveraging its assets and thus subject to the risks associated with leverage. Further, such use of the line of credit will result in increased expenses for the Fund during this period. Borrowings by the Fund are subject to a 300% asset coverage requirement under the 1940 Act. Portfolio funds that are not registered investment companies are not subject to this requirement. Borrowings for investment purposes (a practice known as “leverage”) involve various risks, including increased volatility and risk of loss.

(c) Not Applicable.

(d) Not Applicable.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

Based on October 31, 2016 values, Mr. Anthony Artabane, Trustee of the Fund, does not have any beneficial ownership in the Fund.

Based on October 31, 2016 values, Mr. Joseph Pignatelli, Trustee of the Fund, owns 150,056.691 shares of beneficial interest in the Fund.

(a) Other than the acceptance of subscriptions on the first day of each month, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any Trustee or any person controlling the Fund, the Adviser or any Trustee.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a)
(1) The Fund commenced operations on October 1, 2015. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholder’s pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Audited Financial Statements for the period ended March 31, 2016, previously filed with the SEC on Form N-CSR on June 9, 2016.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act.

(3) Not applicable.

(4) NAV per Share – Class I $9.76 (October 31, 2016)

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARCHSTONE ALTERNATIVE SOLUTIONS FUND

By:	/s/ Joseph Pignatelli
Name: Joseph Pignatelli
Title: Principal Executive Officer, Trustee

December 15, 2016

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in Connection with the Fund’s Acceptance of Tenders of Shares.